UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For December 2014

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Departure of Directors or Principal Officers; Election of Directors, Appointment of Principal Officers.

On December 3, 2014, Fuwei Films (Holdings) Co., Ltd., a company incorporated in the Cayman Islands (the “Company”), issued a press release announcing that Mr. Xiaoan He has tendered his resignation as the Chairman of the Board of Directors (the “Board”) and Chief Executive Officer of the Company, effective December 31, 2014. There were no disagreements between Mr. He and the Company on any matter relating to the Company’s operations, policies or practices, which resulted in his resignation.

Following Mr. He’s resignation, the Board appointed Mr. Zengyong Wang, who was previously elected as a new director to the Board at the Company’s Annual General Meeting held on December 1, 2014, to serve as the Company’s Chief Executive Officer, effective January 1, 2015.

Mr. Zengyong Wang has been a director and Vice President of Shandong SNTON Group Co., Ltd. (the “SNTON Group”) since February 2006, where he has been responsible for SNTON Group’s business management affairs, production planning and management and the supply market of SNTON Group’s subsidiaries. Mr. Wang has more than ten years of large-scale enterprise group management experience. From January 2001 to February 2006, Mr. Wang served as a member of the board of supervisors of SNTON Group. From October 2003 to February 2006, Mr. Wang was the director of human resources of SNTON Group. From January 1995 to October 2003, Mr. Wang was responsible for the overall management of operation as the General Manager of SNTON Hualu New Materials Co., Ltd. of which the main products were new pattern of middle and high pressed glass fiber reinforced plastic composite pipe fittings used for oil translation . In 2009, Mr. Wang studied in a selected EMBA class in Tsinghua University School of Economics and Management. From 2000 to 2002, Mr. Wang studied Economics and Management in Shandong Provincial Committee Party School. In March 2001, Mr. Zengyong Wang received his professional title of Senior Engineer certificate awarded by Shandong Province Office of Personnel.

The Company does not have an employment agreement with Mr. Wang. Other than the SNTON Group, there is no understanding or arrangement between Mr. Wang and any director, officer or any other person pursuant to which such person was appointed as a director or an officer of the Company. In May 2014, the Company borrowed RMB15,000,000 from SNTON Group, where Mr. Wang has been director and vice president since February 2006, solely for the purpose of purchasing raw materials. The interest was calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest shall be paid quarterly and settled in full at the end of the year. The Company has agreed to return the borrowing prior to December 31, 2014.

A copy of the press release is attached hereto as Exhibit 99.1 to this Form 6-K.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1  Press Release dated December 3, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Xiaoan He
Name:	Xiaoan He
Title:	Chairman, Chief Executive Officer

Dated: December 4, 2014